SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Dated September 9, 2008
Fording Canadian Coal Trust
Suite 1000, 205–9th Avenue SE Calgary, Alberta Canada T2G 0R4
(Address of principal executive offices)
Commission File Number: 1-15230
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -      N/A

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FORDING CANADIAN COAL TRUST
By:	/s/ James F. Jones
	Name:	James F. Jones
	Title:	Corporate Secretary

Dated: September 9, 2008

EXHIBITS
The following is a list of Exhibits included as part of this Report on Form 6-K.

Description of Exhibit	Number

Press Release dated September 9, 2008 announcing mailing of circular for proposed sale of assets to Teck Cominco Limited.	99.1